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                             As of December __, 1997



National Properties Investment Trust
32 Hanson Road
Canton Center, CT  06020

Ladies and Gentlemen:

         We have acted as tax counsel to National Properties Investment Trust (the "Company"), a Massachusetts Business Trust organized under the laws of the Commonwealth of Massachusetts, in connection with the preparation of a joint proxy statement and prospectus (the "Proxy Statement/Prospectus") furnished to holders of Company shares (the "Company Shares") and filed with the Securities and Exchange Commission on December __, 1997 pursuant to Section 14(a) of the Securities Exchange Act of 1934. Capitalized terms used herein and not otherwise defined have the same meaning as in the Proxy Statement/Prospectus.

         The Proxy Statement/Prospectus relates to a proposed transaction (the "Transaction") consisting of a sale of the Company's sole real estate asset to Philips International Realty Corp. ("Philips"), a Maryland corporation, in exchange for shares of Philips $.01 value per share common stock (the "Philips Common Stock"), and the distribution of a portion of such stock to the Company Shareholders, all as described in the Proxy Statement/Prospectus. You have requested our opinion regarding the material anticipated federal income tax consequences of the Transaction to a U.S. holder of the Company Shares.

         In rendering our opinion, we have reviewed the Proxy Statement/ Prospectus and such other materials as we have deemed necessary or appropriate as a basis for our opinion. For purposes of this opinion, we have assumed that the Formation Transactions will be completed at the time and in the manner contemplated in the Proxy Statement/Prospectus, as it is currently drafted.

         With your permission, we have also assumed, without limitation and without independent investigation of any of the facts necessary to reach such conclusions: (i) that Philips will elect to be taxable as a real estate investment trust pursuant to the provisions of Section 856 et seq. of the Internal Revenue Code of 1986, as amended (the "Code") and will qualify as

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National Properties Investment Trust
As of December __, 1997
Page 2

such a real estate investment trust as of the date of the Transaction; (ii) that the Company qualifies as such a real estate investment trust under the Code through the date hereof and for all prior open taxable years and will continue to so qualify at all times after the Transaction through the end of its taxable year ending December, 1998; and (iii) that the Company will conduct its operations so as not to have any taxable income or earnings and profits for its taxable year ending December, 1998.

         For the reasons set forth in the discussion of "Certain Federal Income Tax Consequences" in the Proxy Statement/Prospectus, we have also assumed that the exchange of the Company's real estate asset for Philips Common Stock will not qualify under the non-recognition provisions of Code Section 351 or under the corporate reorganization provisions set forth in Code Section 368(a), and that the Company will accordingly recognize gain or loss on the transfer of its real estate asset to Philips in exchange for Philips Common Stock. We also note in that regard that the Company and Philips have agreed to treat the Formation Transactions as taxable for federal income tax purposes. We have been advised by the Company that the resulting gain will be approximately $1.1 million and that all such gain will be offset for federal income tax purposes by carry-over net operating losses of the Company.

         In rendering our opinion, we have considered the applicable provisions of the Code, Treasury regulations, pertinent judicial authorities, rulings of the Internal Revenue Service, and such other authorities as we have considered relevant. Based upon and subject to the foregoing, it is our opinion that the U.S. federal income tax consequences materially relevant to the U.S. holders of Company Shares under current law are as follows:

         1. If the planned distribution in 1997 of 3,744 shares of Philips Common Stock to the Company shareholders is effected on or before December 31, 1997, each shareholder of the Company will recognize gain for federal tax purposes in an amount equal to the fair market value of the shares of Phillip Common Stock received by such shareholder as a part of such distribution.

         2. The proposed distribution of 20,256 shares of Philips Common Stock in 1998 will be considered a reduction in basis of the Company Shares held by each holder and will be taxable as capital gain to a shareholder only to the extent that the amount of such distribution received by a shareholder exceeds such shareholder's basis in the Company Shares held by such shareholder.


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National Properties Investment Trust
As of December __, 1997
Page 3.

         3. The income tax basis of the Philips Common Stock received by a Company shareholder in the Formation Transactions will be equal to the fair market value of such Philips Common Stock.

         4. The holding period of such Philips Common Stock received by a Company shareholder will begin as of the date such Philips Common Stock is received by the shareholder.

         5. Shareholders will continue to hold their Company Shares on the same tax basis as prior to the Formation Transactions, subject to any reduction in basis as contemplated by (2) above.


         This opinion is being furnished in connection with the preparation of the Proxy Statement/Prospectus. We express no opinion with respect to state, local or foreign income and other tax laws that may be applicable to the Transaction, nor do we express any opinion with respect to the specific consequences of any purchase, ownership or disposition of the Company Shares or Philips Common Stock by any U.S. holder to the extent that such consequences are affected by specific facts or circumstances that result in treatment that differs from that described above and in the Proxy Statement/Prospectus. Our opinion, which is not binding on the Internal Revenue Service, is expressed as of the date hereof based on existing statutory, regulatory and judicial authority and therefore is subject to subsequent legislative, regulatory, interpretive and judicial developments that may be applied with retroactive effect to the material detriment of holders of the Company Shares or the Philips Common Stock. Our opinion is limited to the tax matters specifically discussed above and except to the extent expressly set forth herein we have not been asked to address, nor have we addressed, any other tax consequences relating to the Transaction.

         This opinion is not to be used, circulated, quoted or otherwise referred to for any purposes without our express written permission. Notwithstanding the previous sentence, we hereby consent to the filing of this form of opinion with the Securities and Exchange Commission as an exhibit to the Proxy Statement/Prospectus. In giving this consent, we do not admit that we come within the category of persons whose consent is required.

                                                      Very truly yours,



                                                      BINGHAM DANA LLP